[redacted]

14041401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
AUG 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamant Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Mason Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Diamant 203-661-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Diamant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamant Investment Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Herb Diamant
Signature

President
Title

Mareeka M. Diamant
Notary Public My Commission Expires 9/30/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) A Compliance Report pursuant to Rule 17a-5(d)(3)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMANT INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2014

DIAMANT INVESTMENT CORPORATION

CONTENTS

DB

Demetrius Berkower LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of Diamant Investment Corporation as of June 30, 2014, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Diamant Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information presented by Diamant Investment Corporation as supplemental information pursuant to Securities and Exchange Commission Rule 17a-5(d)(2)(ii) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Diamant Investment Corporation's financial statements. The Supplemental Information is the responsibility of Diamant Investment Corporation's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
August 26, 2014

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

DIAMANT INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	June 30, 2014
ASSETS	
Cash and cash equivalents	527,937
Cash segregated under federal regulations	20,000
Due from clearing organization	75,000
Securities owned at fair value	533,955
Interest receivable	823
Property and equipment, net	36,420
Secured demand notes	400,000
Other assets	3,590
Total assets	$ 1,597,725
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Customer payable - securities account	$ 33,953
Non-customer accounts payable - related party	168,920
Payable to clearing organization	101,039
Accrued expenses	11,616
Subordinated borrowings	400,000
Total liabilities	715,528
Stockholders' Equity	
Common stock - no par value, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	720,871
Total stockholders' equity	882,197
Total liabilities and stockholders' equity	$ 1,597,725

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

	Year Ended June 30, 2014
Revenues	
Commissions	$ 99,232
Trading in Debt Securities	82,028
Realized and unrealized gains and losses	128,835
Affiliate and other administrative fees	96,341
Other Income Related to Securities Business	37,700
Total Revenues	444,136
General and Administrative Expenses	
Officers' salaries	53,562
Office salaries	41,872
Other Compensation Expenses	52,607
Clearing charges	37,550
Data processing	25,227
Rent	22,812
Professional fees and other	30,318
Dues and assessments	16,939
Interest	26,000
Subscriptions	13,769
Communications	9,766
Depreciation	5,913
Commissions	712
Travel and entertainment	20,195
Other expenses	10,135
Total general and administrative expenses	367,377
Income before income taxes	76,759
Provision for income taxes	838
Net income	$ 75,921

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended June 30, 2014

	Common Stock		Additional Paid	Retained	
	Shares	Amount	in Capital	Earnings	Total
Beginning balance, July 1, 2013	$ 100	$ 85,000	$ 76,326	$ 644,950	$ 806,276
Net income	-	-	-	75,921	$ 75,921
Ending balance, June 30, 2014	$ 100	$ 85,000	$ 76,326	$ 720,871	$ 882,197

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended June 30, 2014
Subordinated borrowings July 1, 2013	$ 400,000
Increases (decreases)	-
Subordinated borrowings, June 30,2014	$ 400,000

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

	Year Ended June 30, 2014
Cash flows from operating activities	
Net income	$ 75,921
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,922
Changes in operating assets and liabilities:	
I Securities owned at fair value	(98,223)
Interest receivable	(823)
Other assets	(1,296)
Cash segregated under federal regulations	20,000
Customer payable - securities account	3,359
Non-customer accounts payable	32,785
Payable to clearing organizations	101,039
Payroll taxes payable and other	(570)
Net cash provided by operating activities	136,114
Cash and cash equivalents, beginning of year	391,823
Cash and cash equivalents, end of year	$ 527,937
Supplemental disclosures	
Interest paid	$ 24,072

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Depository Trust Company, and the National Securities Clearing Corporation.

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, the Depository Trust Company, and Lakeside Bank.

Substantially all of the customer securities are held at the Depository Trust Company. Treasury securities that are FED book entry eligible are held at Lakeside Bank.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commissions are recorded when earned which is normally on a settlement date basis adjusted for trade date, if material.

Administrative Fees

Administrative fees are recorded as revenue when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to be highly liquid investments, with original maturities of less than three months at the time of purchase.

Cash Segregated Under Federal Regulations

Cash of $20,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities owned are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

Propietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses on a settlement date basis, adjusted for trade date basis, if material.

Customer Payable

Customer payable includes amounts due on security transactions that will be paid by the Company from the cash account segregated under federal regulation.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Gains and losses from sales or disposals of property and equipment are included in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed under the straight-line method based on estimated useful lives of five years for all assets.

Income Taxes

The Company is organized as a C corporation and reports its taxable income and/or losses. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has adopted a calendar year period for purposes of income tax reporting.

The provision for income taxes includes federal and state income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorites. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2014. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended June 30, 2014. The Company files a Federal income tax return and a Connecticut State tax return. Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period following the filing of the tax returns.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
>
> *Level 2* - Valuations based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. The Company had no investments that would be categorized as Level 2 or 3 in the fair value hierarchy as of June 30, 2014.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value - Valuation Techniques and Inputs

Common Stocks

The fair value of the common stocks is the fair value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments in securities are used for trading purposes. Gains and losses are recorded in earnings. Common stocks are generally categorized as Level 1 in the fair value hierarchy.

Corporate and Municipal Bonds

Corporate and municipal bonds are valued at the closing price reported on the principal exchange on which the individual securities are traded. Corporate and municipal bonds are generally categorized as Level 1 in the fair value hierarchy.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of June 30, 2014:

	Level 1	Level 2	Level 3
Common stocks	$ 436,679	$ -	$ -
Municipal bonds	97,276	-	-
	$ 533,955	$ -	$ -

3. Property and Equipment

Property and equipment consists of the following:

Automobiles	$ 94,367
Furniture, fixtures and equipment	28,198
Computers	5,942
	128,507
Less: accumulated depreciation	(92,087)
Net property and equipment	$ 36,420

Depreciation expense for the year ended June 30, 2014 was $ 3,922.

4. Commitments and Contingencies

The Company is committed under a month to month operating lease for office space at $5,444 per month.

Rent expense charged to operations for the year ended June 30, 2014 was $22,811 net of $42,510 received from an affiliated company. (See note 6)

5. Net Capital Requirement

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At June 30, 2014, the Company had net capital of $1,155,008 which was $905,008 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was to 0.26 to 1.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commissions (Rule 15c3-3) which requires segregation of funds in a special reserve account for the exclusive benefit of customers. At June 30, 2014, the Company has segregated cash of $20,000 under Rule 15c3-3.

On July 1, 2014 the Company had $150,000 in the special reserve account, which was $8,258 in excess of the deposit requirement to satisfy the June 30, 2014 Rule 15c3-3 deposit requirement.

6. Related Party Transactions

The Company has entered into a shared services agreement with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC. The Company charges the Affiliate for administrative services and shared expenses. These amounts are included in administrative fees in the amount of $90,750 and in shared general and administrative expenses such as office and officers' salaries, automobile and transportation, communications, data processing, insurance, subscriptions, and other general expenses in the amount of approximately $430,000. The Affiliate was also charged $42,510 for rent the receipt of which is included in rent expense. In addition, $168,920 was due to the Affiliate as of June 30, 2014 and is included in non-customer accounts payable on the statement of financial condition.

The Company paid interest of approximately $24,000 to the Company's stockholders as explained in Note 8.

7. Profit Sharing Retirement Plan

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2014, the Company made no contribution to the Plan.

8. Secured Demand Notes and Subordinated Borrowings

Secured Demand Notes

The Company has two non-interest bearing secured demand notes in the aggregate amount of $400,000, due from two stockholders. The secured demand notes mature on June 15, 2015 and are secured with marketable securities.

8. Secured Demand Notes and Subordinated Borrowings (Continued)

Subordinated Borrowings

The Company has entered into subordinated borrowings, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 6% per annum and mature on June 15, 2015. Interest expense for the year ended June 30, 2014 was approximately $24,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's Rule 15c3-1. The subordinated borrowings can be retired only if, after giving effect to such retirements, the Company meets the net capital requirements governing the withdrawal of subordinated debt. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand notes collateralizing the subordinated borrowings. The value of the collateral on the secured demand notes is in excess of the amount owed on the subordinated borrowings at June 30, 2014.

9. Financial Instruments with Credit Risk and Other Off-Balance Sheet Risk

At times during the year, cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company conducts business with broker-dealers, clearing organizations and depositories that are located in the United States. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

10. Income Taxes

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of net operating loss carryforwards of approximately $80,000 and meals and entertainment expense deductible for financial reporting purposes that are not deductible for tax purposes. There are no material differences that would give rise to deferred taxes at June 30, 2014.

11. Subsequent Events

The Company has evaluated subsequent events through August 26, 2014, the date the financial statements were available to be issued, and has not identified any subsequent events that required adjustment to or disclosure in these financial statements.

SUPPLEMENTAL INFORMATION

DIAMANT INVESTMENT CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	Year Ended June 30, 2014
Total ownership equity qualified for net capital	$ 882,197
Subordinated borrowings allowable in computation of net capital	400,000
Total capital and allowable subordinates	1,282,197
Less non-allowable assets:	
Property and equipment - net	36,420
Not readily marketable securities	3,490
Other deductions of estimated taxes payable and petty cash	32
	39,942
Net capital before haircuts	1,242,255
Haircuts	
Equity securities	65,502
Municipal bonds	6,146
Money market investments	81
Undue Concentration	15,518
Total Haircuts	(87,247)
Net capital	$ 1,155,008
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3 of aggegate indebtedness or $250,000)	$ 250,000
Excess net capital	$ 905,008
Computation of aggregate indebtedness	
Aggegate Indebtedness liabilities	315,528
Adjustment based on deposits in Special Reserve Bank accounts	(20,000)
Income taxes payable	-
Accrued expenses	$ 295,528
Total aggregate indebtedness	
Percentage of aggregate indebtedness to capital	25.59%

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There were no differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2014.

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

	Year Ended June 30, 2014
Credit factors	
Free credit balances and other credit balances in customers' security accounts	$ 33,953
Customers security accounts failed to receive	101,039
Total credit factors	134,992
Debit factors	
Debit balances in customers' cash accounts	-
Customer securities failed to deliver not older than 30 days	-
Less: 3% charge	-
Total debit factors	-
Excess of total credits over total debits	$ 134,992
Amount of excess credits at 105%	$ 141,742
Compliance	
Amount held on deposit in segregated bank account for the exclusive benefit of customers at report date	$ 20,000
Amount deposited into segregated bank account for the exclusive benefit of customers on July 1, 2014 (first business day following the year ended June 30, 2014).	130,000
Total amount held on deposit in segregated bank account for the exclusive benefit of customers on July 1, 2014	$ 150,000

See accompanying notes to financial statements.

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2014

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   None

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   None

DIAMANT INVESTMENT CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2014

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

To the Stockholders of
Diamant Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2014, which were agreed to by Diamant Investment Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Diamant Investment Corporation's compliance with the applicable instructions of Form SIPC-7. Diamant Investment Corporation's management is responsible for Diamant Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as applicable, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, as applicable, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
August 26, 2014

DIAMANT INVESTMENT CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

Year Ended June 30, 2014

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended June 30, 2014	January 16, 2014	$ 367.00	$ -
SIPC-7 general assessment for the year ended June 30, 2014	August 21, 2014	310.00	786.00
Prior period overpayment applied per SIPC-7 for the year ended June 30, 2013		109.00	-
		$ 786.00	$ 786.00

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation pursuant to Securities and Exchange Commission Rule 17a-5(e)(4).

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have examined Diamant Investment Corporation's (the "Company") statements, included in the accompanying Compliance Report Pursuant to Securities and Exchange Commission Rule 17a-5(d)(3), that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended June 30, 2014; (2) the Company's internal control over compliance was effective as of June 30, 2014; (3) the Company was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of the designated examining authority of the Company that requires statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2014; the Company complied with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014; and the information used to assert compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Diamant Investment Corporation's statements referred to above are fairly stated, in all material respects.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
August 26, 2014

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

DIAMANT
INVESTMENT CORPORATION

Comprehensive Portfolio Management

Compliance Report Pursuant to Securities and Exchange Commission Rule 17a-5(d)(3)

Diamant Investment Corporation's statements regarding Diamant Investment Corporation's *Internal Control Over Compliance:*

Compliance Report Statements

1) Diamant Investment Corporation has established and maintained *Internal Control Over Compliance* as that term is defined in paragraph 17a-5(d)(3)(ii) of the Rules of the Securities and Exchange Commission;

2) The *Internal Control Over Compliance* of Diamant Investment Corporation was effective during the most recent fiscal year ended June 30, 2014;

3) The *Internal Control Over Compliance* of Diamant Investment Corporation was effective as of June 30, 2014;

4) Diamant Investment Corporation was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) of the Securities and Exchange Act of 1934, as of June 30, 2014; and

5) The information Diamant Investment Corporation used to state whether it was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) of the Securities and Exchange Act of 1934, was derived from the books and records of Diamant Investment Corporation.

Compliance Report Descriptions:

Description of material weakness in the *Internal Control Over Compliance* of Diamant Investment Corporation as of and during the fiscal year ended June 30, 2014:

Not Applicable.

Description of non-compliance with §§ 240.15c3-1 and 240.15c3-3(e) of the Securities and Exchange Act of 1934, as of June 30, 2014:

Not Applicable.

170 MASON STREET ∽ GREENWICH, CONNECTICUT 06830
(203) 661-6410 ∽ (800) 342-4255